                                                  OMB APPROVAL
                                                  OMB Number.       3235-0145
                                                  Expires:      October 31, 2002
                                                  Estimated average burden
                                                  hours per response 14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*



                                CE SOFTWARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   125178.10.3
                                 (CUSIP Number)

         August 1, 2001, September 1, 2001, October 1, 2001, November 1,
                            2001 and December 1, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

SEC 1745 (10-88)

CUSIP No.125178.10.3                13G                       Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald M. Brown
      SS# ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      N/A                            (a) [_]
                                     (b) [_]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

NUMBER OF        5     SOLE VOTING POWER
SHARES                 102,534
BENEFICIALLY
OWNED BY         6     SHARED VOTING POWER
EACH                   -0-
REPORTING
PERSON           7     SOLE DISPOSITIVE POWER
WITH                   102,534

                 8     SHARED DISPOSITIVE POWER
                       -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      102,534

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      7.1%

12    TYPE OF REPORTING PERSON*
      IN

* SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.125178.10.3                13G                       Page 3 of 4 Pages


Item 1   Issuer:

         (a) CE Software, Inc
         (b) 1801 Industrial Circle
             West Des Moines, IA 50265

Item 2   Person Filing:

         (a) Donald M. Brown
         (b) 2917 Meadow Lane
             West Des Moines, IA 50265
         (c) U.S.A. Citizenship
         (d) Common Stock
         (e) CUSIP No. 125178.10.3

Item 3   Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

         Not Applicable.

Item 4   Ownership:
         (a) Amount beneficially owned:                              102,534
         (b) Percent of class:                                           7.1%
         (c) Number of shares as to which the person has:
             i.   Sole power to vote or to direct the vote:          102,534
             ii.  Shared power to vote or to direct the vote:            -0-
             iii. Sole power to dispose or to direct the
                  disposition of:                                    102,534
             iv.  Shares power to dispose or to direct the
                  disposition of:                                        -0-

Item 5   Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

CUSIP No.125178.10.3                13G                       Page 4 of 4 Pages


Item 8   Identification and Classification of Members of the Group:

         Not Applicable

Item 9   Notice of Dissolution of Group:

         Not Applicable.

Item 10  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2002


                                              /s/ Donald M. Brown
                                              ---------------------------
                                              Donald M. Brown, Individual